KIRKPATRICK & LOCKHART LLP
                     1800 Massachusetts Avenue, N.W. 9th Floor Washington, D.C. 20036

                        November 27, 1996
Prudential Dryden Fund
Gateway Center Three
Newark, New Jersey  07102

     Re:  Rule 24f-2 Notice

Ladies and Gentlemen:

     Prudential Dryden Fund (formerly The Prudential Institutional Fund) ("Trust") is a business trust organized under the laws of the State of Delaware and governed by an Agreement and Declaration of Trust, dated May 11, 1992, as amended on July 7, 1992 and October 30, 1996 (the "Trust Instrument"). We understand that the Trust is about to file a Rule 24f-2 Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended ("1940 Act"), for the purpose of making definite the number of shares of beneficial interest, par value $0.001 per share, that it has registered under the Securities Act of 1933, as amended ("1933 Act"), and sold during its fiscal year ended September 30, 1996.

     We have, as counsel, participated in various matters relating to the Trust. We have examined copies, either certified or otherwise proved to be genuine, of the Trust Instrument and the Trust's By-Laws, as now in effect, and the minutes of meetings of the trustees of the Trust, and we generally are familiar with its business affairs. For certain matters of fact, we have relied upon representations of officers of the Trust. Based on the foregoing, it is our opinion that the shares sold during the fiscal year ended September 30, 1996, the registration of which will be made definite by the filing of a Rule 24f-2 Notice, were legally issued, fully paid and non-assessable.

            The Trust is a business trust established pursuant to the Delaware Business Trust Act ("Delaware Act"). The Delaware Act provides that a shareholder of the Trust is entitled to the same limitation of personal liability extended to shareholders of for-profit corporations. To the extent that the Trust or any of its shareholders becomes subject to the jurisdiction of courts in states that do not have statutory or other authority limiting the liability of business trust shareholders, such courts might not apply the Delaware Act and, thus, might subject Trust shareholders to liability. To guard against this risk, the Trust Instrument: (1) requires that every written obligation of the Trust contain a statement that such obligation may be enforced only against the assets of the Trust and (2) provides for indemnification out of Trust property of any shareholder held personally liable, solely by reason of being a shareholder, for the obligations of the Trust. Thus, the risk of a Trust shareholder incurring financial loss beyond the shareholder's investment because of shareholder liability is limited to circumstances in which a court refuses to apply Delaware law, no contractual limitation of liability was in effect, and the Trust itself would be unable to meet its obligations.

     We express no opinion as to compliance with the 1933 Act, the 1940 Act, or applicable state securities laws in connection with the sales of Shares.

     We hereby consent to this opinion accompanying the Rule 24f-2 Notice that you are about to file with the Securities and Exchange Commission. We also consent to the reference to our firm in the prospectus filed as part of the Trust's registration statement. Very truly yours,

                              KIRKPATRICK & LOCKHART LLP

                              By  /s/Robert J.Zutz    Robert J. Zutz